082-03428

HINDALCO

ADITYA BIRLA GROUP

[redacted]

07022949

SEC MAIL PROCESSING
RECEIVED
APR 19 2007
WASH. D.C. 186 SECTION

SUPPL

APRIL 16, 2007

Securities and Exchange Commission
Attn : International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax: 001 2025513 450
Tel No: 001 202 551 6554

Dear Sir,

Re: Compliance of Regulation 8(3) as on the record date 20th March, 2007 of SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997.

Please find enclosed herewith the statement showing the details as on the record date 20th March, 2007 in pursuant to Regulation 8(3) SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997.

Thanking You.

Yours Faithfully,
For **HINDALCO INDUSTRIES LIMITED**

PROCESSED
MAY 02 2007
THOMSON
FINANCIAL

ANIL MALIK
General Manager &
Company Secretary

Encl: as above

dw 4/27

Disclosure of details of share holding by target / reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Company (Target / Reporting Company)	**Hindalco Industries Limited (HIL)** Century Bhavan, 3rd Floor, Dr. A.B. Road Worli, Mumbai - 400 030.
Date of Reporting	April 16, 2007
Name of Stock Exchanges where shares of reporting / target Company are listed :	(1) The Bombay Stock Exchange Limited (2) National Stock Exchange of India Ltd.

(i) **Information about persons holding more than 15% shares or voting rights in terms of Reg.8(1)**

SEC MAIL PROCESSING RECEIVED APR 19 2007 WASH, D.C. 186 SECTION

Name of persons holding more than 15% shares or voting rights		Details of share holding / Voting rights (in Number and %) of persons mentioned at (i) as informed u/r 8(1) to target Company.												
SNo.	Names	As on 31st March, 2006			As on 31st March, 2005		As on last date of Book Closure for dividend (20th March, 2007)			As on last date of Book Closure for dividend (28th July, 2006)			Changes if any, between (D) and (E)	
		[A]			[B]		[D]			[E]			[F]	
		Share/VR	Partly paid Share/VR*	%	Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Share/VR		%	Share/VR	
					-- N I L --									

ANNEXURE 'B'

(ii) **Information about Promoter(s) or every person having control over a Company and persons acting in concert with him in terms of Reg.8(2).**

Names of the Promoter(s) / person having control / persons acting in concert		Shareholding/Voting rights (in Number and %) of persons mentioned at (ii) as informed to target Company u/r 8(2)													
SNo	Names	As on 31st March, 2006			As on 31st March, 2005		As on Record date for dividend (20th March, 2007)			As on Record date for dividend (28th July, 2006)			Changes if any, between (D) and (E)		
		[A]			[B]		[D]			[E]			[F]		
		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly Paid Share	%
I	**Shares held by Promoters of HIL**														
1	Shri Kumar Mangalam Birla 16-A, IL Palazzo, Little Gibbs Road Mumbai – 400 006	362400	103740	0.04	36240	0.04	362400	103740	0.04	362400	103740	0.04	0	0	0.00
2	Birla Group Holdings Pvt. Ltd. "Industry House", 1st Floor 159, Churchgate Reclamation Mumbai – 400 020	3663360	1048667	0.41	366336	0.40	3663360	1048667	0.40	3663360	1048667	0.41	0	0	0.00
	Total	4025760	1152407	0.45	402576	0.44	4025760	1152407	0.44	4025760	1152407	0.45	0	0	0.00

HINDALCO INDUSTRIES LIMITED * MUMBAI

		Fully paid Share/VR#	Partly paid Share/VR	%	Fully paid Share/VR#	%	Fully paid Share/VR#	Partly paid Share/VR*	% #	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly Paid Share	%
II	**Shares held by relatives of Promoter of Hindalco Industries Limited**														
1	Smt Rajashree Birla 18-A, IIL Palazzo, Little Gibbs Road Mumbai – 400 006	241140	69030	0.03	24114	0.03	241140	69030	0.03	241140	69030	0.03	0	0	0.00
2	Aditya Vikram Kumar Mangalam Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	269850	77247	0.03	26985	0.03	269850	77247	0.03	269850	77247	0.03	0	0	0.00
3	Kumar Mangalam Birla Karta of AVKM Birla HUF Industry House 159, Churchgate Reclamation Mumbai - 400 020	1660	475	0.00	166	0.00	1660	475	0.00	1660	475	0.00	0	0	0.00
4	Smt. Neerja Birla 18-A, IIL Palazzo, Little Gibbs Road Mumbai-400 006	48000	13740	0.01	4975	0.01	48000	13740	0.01	48000	13740	0.01	0	0	0.00
5	Master Aryaman Vikram Birla 18-A, IIL Palazzo, Little Gibbs Road Mumbai-400 006	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
6	Ms. Ananyashree Birla 18-A, IIL Palazzo, Little Gibbs Road Mumbai-400 006	15000	4295	0.00	1500	0.00	15000	4295	0.00	15000	4295	0.00	0	0	0.00
7	Kum Advaitesha Birla 18-A, IIL Palazzo, Little Gibbs Road Mumbai-400 006	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Ms.Vasavdatta Bajaj 18-A, IIL Palazzo, Little Gibbs Road Mumbai - 400 006	66020	18899	0.01	6602	0.01	66020	18899	0.01	66020	18899	0.01	0	0	0.00
9	Shri B.K. Birla 9/1, Dr. R.N. Mukherjee Road, Kolkata – 700 001	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
10	Smt Sarla Devi Birla 9/1, Dr. R.N. Mukherjee Road, Kolkata – 700 001	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
	Total	641670	183686	0.071196245	64342	0.069352887	641670	183686	0.07	641670	183686	0.07	0	0	0.00
		[A]			[B]		[D]			[E]			[F]		
		Fully paid Share/VR#	Partly paid Share/VR*	%#	Share/VR	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly paid Share/VR*	%	Fully paid Share/VR#	Partly Paid Share	%
III	**Shares held by Promoter Group**														
a	**Companies**														
1	TGS Investment & Trade Pvt Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai - 400 021.	86310	24706	0.01	0	0.00	86310	24706	0.01	86310	24706	0.01	0	0	0.00
2	Turquoise Investments And Finance Pvt. Ltd. P O Birlagram, Nagda, Madhya Pradesh – 456 331	63951970	18306758	7.10	6395197	8.92	63951970	18306758	7.01	63951970	18306758	7.10	0	0	0.00
3	Trapti Trading & Investments Pvt Ltd P O Birlagram, Nagda, Madhya Pradesh – 456 331	56088430	16055757	6.22	5608843	6.07	56088430	16055757	6.15	56088430	16055757	6.22	0	0	0.00
4	Umang Commercial Company Limited Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	14391940	4119403	1.60	1439219	1.56	14390530	4119403	1.58	14391940	4119403	1.60	-1410	0	0.00
5	Heritage Housing Finance Ltd	308330	88261	0.03	30833	0.03	308330	88261	0.03	308330	88261	0.03	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

	Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013															
6	Mangalam Services Limited Room No. 6 A, 34 A Metcalfe Street Kolkata - 700 013	74330	21278	0.01	7433	0.01	74330	21278	0.01	74330	21278	0.01	0	0	0.00
7	Gwalior Properties And Estates Pvt Ltd P.O. Birlagram, Nagda, Madhya Pradesh – 456 331	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
8	Seshasayee Properties Private Limited P.O. Birlagram, Nagda, Madhya Pradesh – 456 331	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
9	IGH Holdings Private Limited "Industry House", 1st Floor 159, Churchgate Reclamation Mumbai – 400 020	0	13502465	1.16	0	0.00	945990	15694340	0.84	0	13502465	1.16	945990	2191875	0.30
10	Birla TMT Holdings Private Limited 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai - 400 021.	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
11	Trustee Holding shares on behalf of Hindalco as per the Scheme of Amalgamation of Hindalco/IGCL/IGFL	16316130	0	1.41	1631613	1.76	16316130	0	1.56	16316130	0	1.41	0	0	0.00
12	Global Holdings Pvt. Ltd 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai - 400 021.	3060	876	0.00	0	0.00	3060	876	0.00	3060	876	0.00	0	0	0.00
13	Grasim Industries Ltd. Birla Gram, Nagda - 456 331, Madhya Pradesh	23034530	6334495	2.53	2303453	2.49	23034530	6334495	2.51	23034530	6334495	2.53	0	0	0.00
14	Aditya Birla Nuvo Ltd Junagadh-Veraval Road Veraval - 362 266 Gujarat	16316130	4079032	1.76	1631613	1.76	16316130	4079032	1.76	16316130	4079032	1.76	0	0	0.00
15	Pilani Investment & Industries Corporation Ltd. 9/1, Dr. R.N. Mukherjee Rd. 8th Floor, Kolkata – 700 001	22690160	6495238	2.52	2269016	2.45	22690160	6495238	2.49	22690160	6495238	2.52	0	0	0.00
16	Kamal Trading Co Ltd. 15, India Exchange Place Kolkata – 700 001	522890	149681	0.06	19608	0.02	0	0	0.00	522890	149681	0.06	-522890	-149681	-0.06
17	Vikram Holdings Pvt. Ltd "Industry House", 159, Churchgate Reclamation Mumbai – 400 020	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
18	Essel Mining & Industries Limited "Industry House", 10, Camac Street Kolkata – 700 017	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
19	HGI Industries Limited "Industry House", 10, Camac Street Kolkata – 700 017	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00

HINDALCO INDUSTRIES LIMITED MUMBAI

20	Vaibhav Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai - 400 021.	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
21	Rajratna Holdings Pvt. Ltd. 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai - 400 021.	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
22	Birla Institute of Technology & Science P.O. Pilani, Dist. - Jhunjhunu Rajasthan - 333 031	21583090	0	1.86	2158309	2.33	21583090	0	2.07	21583090	0	1.86	0	0	0.00
23	Mangalam Carbide Limited Post : Barbil, Dist. Keonjhar Orissa - 758 035	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
24	BGH Exim Limited 71A, Mittal Chambers 7th Floor, Nariman Point, Mumbai - 400 021.	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
26	Sun Gold Trading and Investments Ltd. P.O. Birlagram, Nagda, Madhya Pradesh – 456 331	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
26	Samruddhi Swastik Trading & Investments Limited Birla Gram, Nagda - 456 331.	0	0	0.00	0	0.00	0	0	0.00	0		0.00	0	0	0.00
27	Ultra Tech Cement Limited Ahura Centre, 1st Floor, Mahakali Caves Road Andheri (E), Mumbai - 400 093.	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
28	Birla Global Finance Company Ltd Appejay House, 2nd Floor Shahid Bhagat Singh Road, Fort, Mumbai	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
29	Birla Technologies Limited Adishree, A-65 MIDC, Andheri (East) Mumbai - 400 093	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
30	Laxminarayan Investment Ltd. Indian Rayon Compound Veraval - 362 266 Gujarat	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
31	Birla Consultants Ltd "Century Bhawan", Dr. A.B. Road Mumbai - 400 030	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
32	Birla Industrial Investment (India) Ltd "Century Bhawan", Dr. A.B. Road Mumbai - 400 030	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
33	Birla Industrial Finance (India) ltd "Century Bhawan", Dr. A.B. Road Mumbai - 400 030	0	0	0.00	0	0.00	0	0	0.00	0	0	0.00	0	0	0.00
34	Manav Investment & Trading Company Ltd 9/1, R.N. Mukherjee Road Kolkatta 700001	0	0	0.00	0	0.00	522890	149681	0.06	0	0	0.00	522890	149681	0.06
	Total	235367300	69177950	26.27	23495137	25.40693931	236311880	71369825	20.07	235367300	69177950	26.27	944580	2191875	0.30
	Grand Total	240034730	70514043	26.79	23962055	25.91149934	240979310	72705918	20.58	240034730	70514043	26.79	944580	2191875	0.30

* Note As on 20/03/2007, the paid up capital consist of 927747970 shares of Re 1/- paid up, 23029073 share of Re.0.50 paid up and 1230292 share of Re.0.25 paid up.
The voting rights on partly paid up share considered proportionalely to piad up value. The total piad up capital of the Company as on 20/03/2007 is Rs. 1043200913.

HINDALCO INDUSTRIES LIMITED MUMBAI

For Hindalco Industries Limited

Anil Mal...
General Manager
Company Secretary

HINDALCO
ADITYA BIRLA GROUP

AM:SJV:STEX:07

April 16, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
APR 19 2007
WASH. D.C.
186

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg.: Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Clause 35 of the Listing Agreement

Please find enclosed herewith shareholding pattern of the Company under Clause 35 of the Listing Agreement for the quarter ended **31st MARCH, 2007.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Sec

Statement Showing Shareholding Pattern

Name of the Company : Hindalco Industries Limited

Scrip Code : 500440 | **Quarter Ended :** 31/03/07

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares: As a percentage of(A+B)[1]	Total shareholding as a percentage of total number of shares: As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family	7	1291496		0.12	0.11
(b)	Central Government/ State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	16	296077602	204095466	28.52	25.54
(d)	Financial Institutions/ Banks	0	0	0	0.00	0.00
(e)	Any Others (Specify) - Trust	1	16316130	16316130	1.57	1.41
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	**23**	**313685228**	**220411596**	**30.21**	**27.06**
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)	0	0	0	0.00	0.00
b	Bodies Corporate	0	0	0	0.00	0.00
c	Institutions	0	0	0	0.00	0.00
d	Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**23**	**313685228**	**220411596**	**30.21**	**27.06**
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	313	33909451	33867261	3.27	2.93
(b)	Financial Institutions/ Banks	143	10411170	10328630	1.00	0.90
(c)	Central Government/ State Government(s)	1	287480	0	0.03	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	126163725	126157505	12.15	10.88
(f)	Foreign Institutional Investors	310	214997687	214969307	20.71	18.55
(g)	Foreign Venture Capital Investors	0	0		0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	**782**	**385769513**	**385322703**	**37.15**	**33.28**
B 2	**Non-Institutions**					
(a)	Bodies Corporate	5064	97832224	94665101	9.42	8.44
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	504457	171940109	146039039	16.56	14.83
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	42	17569962	16247392	1.69	1.52
(c)	Non-Residents Individuals	8998	17577770	13927860	1.69	1.52
(c-i)	Foreign Bodies Corporate	14	32726923	171213	3.15	2.82
(c-ii)	Foreign Nationals		0		0.00	0.00
	Any Other (specify)					
a	shares in Transit	635	1191319	1191319	0.11	0.10
b	Educational Trusts				0.00	0.00
	Sub-Total (B)(2)	**519210**	**338838307**	**272241924**	**32.63**	**29.23**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**519992**	**724607820**	**657564627**	**69.79**	**62.51**
	TOTAL (A)+(B)	**520015**	**1038293048**	**877976223**	**100.00**	**89.56**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	3	120975953	120948123	11.65	10.43
	GRAND TOTAL (A)+(B)+(C)	520018	1159269001	998924346		100.00

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (b) Statement showing shareholding of persons belonging to the category Promoters and Promoters Group

NAME OF THE PROMOTERS	No. of Shares	(%)
ADITYA BIRLA NUVO LIMITED	20395162	1.76
BIRLA GROUP HOLDINGS PRIVATE LIMITED	4712027	0.41
BIRLA INSTITUTE OF TECHNOLOGY AND SCIENCE	21583090	1.86
GLOBAL HOLDINGS PRIVATE LIMITED	3936	0.00
GRASIM INDUSTRIES LTD	29369025	2.53
HERITAGE HOUSING FINANCE LIMITED	396591	0.03
IGH HOLDINGS PRIVATE LIMITED	16640330	1.44
MANAV INVESTMENT & TRADING CO. LTD.	672571	0.06
MANGALAM SERVICES LIMITED	95608	0.01
PILANI INVESTMENT & IND. CORP. LTD.	29185398	2.52
TGS INVESTMENT AND TRADE PRIVATE LIMITED	111016	0.01
TRAPTI TRADING & INVESTMENTS PVT LTD	72144187	6.22
TRUSTEE	16316130	1.41
TURQUOISE INVESTMENT AND FINANCE P LIMITED	82258728	7.10
UMANG COMM. CO.LTD	18509933	1.60
ADITYA VIKRAM KUMAR MANGALAM BIRLA HUF	347097	0.03
KUMAR MANGALAM BIRLA	466140	0.04
KUMAR MANGALAM BIRLA F & N G OF ANANYASHRE	19295	0.00
KUMAR MANGALAM BIRLA KARTA OF AVKM BIRLA H	2135	0.00
NEERJA BIRLA	61740	0.01
RAJASHREE BIRLA	310170	0.03
VASAVADATTA BAJAJ	84919	0.01
TOTAL	**313685228**	**27.06**

HINDALCO INDUSTRIES LIMITED MUMBAI

(I) (C) Statement showing shareholding of persons belonging to the category
" Public and holding more than 1% of the total numbers of shares

SN	Name of shareholders	No of shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	MORGAN GUARANTY TRUST COMPANY OF NEW YORK, ASDEPOSITARY	120975953	10.4
2	LIFE INSURANCE CORPORATION OF INDIA	86231113	7.4
	Total	207207066	17.9

(I)(d) Statement showing details of locked in shares

SN	Name of shareholders	No of locked in shares	shares as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1		0	0
2		0	0
3			0
4		0	0
5		0	0
6		0	0
7		0	0
8		0	0
9		0	0
10		0	0
Total		0	0

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(b) Statement showing holding of Depository Receipts (DRs) where underlying Shares are in excess of 1% of total number of shares

SN	Name of DR holders	Type of outstanding DR (ADR,GDR,SDR,etc)	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	Morgan Guarantee Trust Company of New York, as Depository	120975953	120975953	10.4
	Total	120975953	120975953	10.4

HINDALCO INDUSTRIES LIMITED MUMBAI

SN	Notes
1	As per the terms of the Right offer closed in January 2006, the Board of Directors in their meeting held on 18/10/06 decided to send first call of Rs 24 per shares. The last date of the call money was fixed on 01/12/2006. The board than in their meeting held on 07/12/2006 decided to extent the last date of payment of call money to 10/01/2007. The Company has as on 31/03/2007 received call money on 230362053 shares. The corporate action for crediting 50% shares has already been done for these shares. The trading of 50% shares is also available on BSE and NSE. The total number of shareholders shown in the shareholding pattern were taken considering holding separatly of any shreholders in fully paid up and partly paid up shares.
2	

HINDALCO INDUSTRIES LIMITED MUMBAI

(II)(a) Statement showing details of Depository Receipts (DRs)

SN	Type of outstanding DR (ADR,GDR,SDR,etc)	No of outstanding DRs	No of shares underlying outstanding DRs	shares underlying outstanding DR as a percentage of total no. of shares i.e.grand total A+B+C) indicated in Statement at para(I)(a) above
1	GDR	120975953	120975953	10.40
	Total	120975953	120975953	10.4

HINDALCO INDUSTRIES LIMITED MUMBAI

END